UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                                 InfoSpace, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45678T 102
                                 (CUSIP Number)

       William D. Savoy                     Lucas Schenck
       Vulcan Ventures Incorporated         Foster Pepper & Shefelman PLLC
       110-110th Avenue N.E., Suite 550     1111 Third Avenue, Suite 3400
       Bellevue, WA  98004                  Seattle, WA  98101
       (206) 453-1940                       (206) 447-4400

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                October 10, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NO. 45678T 102         13D                        Page  2 of  9  Pages
-------------------------------------------------------------------------------




-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [__]
                                                                     (b) [__]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  00
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e) |_|
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                    -0- shares
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER

                                   21,698,778 shares (1)
                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0- shares
                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   21,698,778 shares (1)
--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,698,778 shares (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.9%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

-------------------------------------------------------------------------------
CUSIP NO. 45678T 102          13D                        Page  3 of  9  Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                      (b) [_]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   00
--------- ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY
              EACH                         -0- shares
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER

                                           21,698,778 shares (1)
                                   ------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           -0- shares
                                   ------- ------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           21,698,778 shares (1)
---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,698,778 shares (1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.9%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.0001 par value per share (the "Common Stock"), of InfoSpace, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 108th Avenue NE., Suite 1200, Bellevue, Washington 98004.

Item 2.  Identity and Background

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

     William D. Savoy, Vulcan Northwest Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

     Pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement") dated July 26, 2000, by and among Go2Net, Inc., InfoSpace and Giants Acquisition Corp., the wholly-owned subsidiary of InfoSpace ("Giants"), and subject to the conditions set forth therein, Giants was merged with and into Go2Net, Inc., (the "Merger"). Go2Net, Inc., became a wholly-owned subsidiary of InfoSpace and shares of Go2Net, Inc., capital were exchanged for shares of InfoSpace common stock in accordance with the Merger Agreement. After consummation of the Merger on October 12, 2000, Giants ceased to be a corporation and all of its business, assets, liabilities and obligations were merged into Go2Net, Inc., with Go2Net, Inc., remaining as a surviving corporation. Each outstanding share of common stock of Go2Net, Inc., was exchanged into 1.82 shares of InfoSpace common stock.

Item 4.  Purpose of Transaction

     As described in Item 3 above, this Schedule 13D relates to the merger of Giants, a wholly-owned subsidiary of InfoSpace, with and into Go2Net, Inc. in a statutory merger pursuant to the Delaware general corporation law. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person,
(vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NASDAQ, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer

         As a result of the Merger , Vulcan Ventures may be deemed to be the beneficial owner of 21,698,778 shares of the issuer. Such shares represent approximately 6.9% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 314,950,620 shares of Common Stock outstanding, as reported by the Issuer on Form 10-Q (File No. 000-25131) filed on November 13, 2000.

         As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 21,698,778 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 6.9% of the outstanding shares of Common stock.

         William D. Savoy, the Vice President and Director of Vulcan Ventures, as listed in Item 2, holds options to purchase a total of 65,500 shares of Common Stock of the Issuer granted on October 12, 2000, subject to certain vesting requirements, as reported by Mr. Savoy on Form 4.

         Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

         Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Merger Agreement, as long as Vulcan Ventures continues to beneficially own at least eighty percent (80%) of the shares it owns on the effective date of the Merger, Vulcan Ventures has the right to appoint one (1) member of the Board of Directors of the Issuer. The description of the Merger Agreement is qualified in its entirety by reference to such Agreement which is filed Exhibit 99.1 hereto and incorporated by reference herein.

         Except as set forth in this statement, Vulcan Ventures, and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

         Exhibit           Description

99.1 Agreement and Plan of Reorganization by and among InfoSpace, Inc., Giants Acquisition Corp. and Go2Net, Inc., dated July 26, 2000 (incorporated by reference to Exhibit A of the Issuer's Registration Statement filed on Form S-4 (File No. 333--439994) dated on September 8, 2000.

99.2 Joint Filing Agreement.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated January 11, 2001.

                       VULCAN VENTURES INCORPORATED



                        By: /s/ William D. Savoy
                           ----------------------------------------------------
                           William D. Savoy, Vice President


                           *
                           ----------------------------------------------------
                           Paul G. Allen


                        *By:  /s/ William D. Savoy
                              ------------------------------------------------
                            William D. Savoy as Attorney-in Fact for
                            Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

EXHIBIT INDEX


         Exhibit           Description

99.1 Agreement and Plan of Reorganization by and among InfoSpace, Inc., Giants Acquisition Corp. and Go2Net, Inc., dated July 26, 2000 (incorporated by reference to Exhibit A of the Issuer's Registration Statement filed on Form S-4 (File No. 333--439994) dated on September 8, 2000.

99.2 Joint Filing Agreement.




                               Page 8 of 9 Pages

EXHIBIT 99.2

Joint Filing Agreement

            We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated January 11, 2001.

                       VULCAN VENTURES INCORPORATED


                        By: /s/ William D. Savoy
                           ----------------------------------------------------
                           William D. Savoy, Vice President


                           *
                           ----------------------------------------------------
                           Paul G. Allen


                        *By:  /s/ William D. Savoy
                              ------------------------------------------------
                            William D. Savoy as Attorney-in Fact for
                            Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.